UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Supplement to Proxy Statement for 2021 Annual General Shareholder Meeting

In its Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on October 13, 2021, Stratasys Ltd. (“Stratasys” or the “Company”) published a notice and proxy statement (the “Proxy Statement”) for its 2021 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 5:00 p.m. (Israel time) on Tuesday, November 23, 2021, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The Proxy Statement describes in detail, among other things, the proposals to be presented to the shareholders at the Meeting and related background information, as well as logistical information related to voting procedure, date and time information for the Meeting, and the required majorities for approval of the proposals under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

As a result of ongoing discussions that have been held by certain members of Stratasys’ Board of Directors and management team with the Company’s shareholders, and in keeping with feedback from those shareholders, the Company desires herein to modify and supplement the information contained in the Proxy Statement in the following manners:

(i)	Revisions to the text of the Company’s proposed Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) that is being renewed and updated pursuant to Proposal 4 at the Meeting, as required under the Companies Law.

(ii)	Addition of peer group information as support for the Company’s compensation practices and proposed payments to its executive officers and directors that are reflected both in the Compensation Policy and in the modified compensation package that is proposed for the present and future non-employee directors of the Company in respect of their directorship services, to be presented for approval pursuant to Proposal 5 at the Meeting.

Modification to Compensation Policy (Proposal 4)

The Company has received two primary comments from its shareholders concerning the proposed Compensation Policy, and is willing to modify the content of the Compensation Policy in order to address the concerns that have been raised:

(a)	Vesting Periods for Equity Grants—

Shareholder comment: Stratasys’ shareholders commented that the updated language in the section of the proposed Compensation Policy titled “Equity-Based Compensation— Equity grant determinations— Vesting of equity-based awards”, as compared to the version of the Compensation Policy last adopted by Stratasys’ shareholders in 2018, appears to reduce the minimum vesting period of an officer’s long-term award from three years to one year. The shareholders have acknowledged that the proposed policy provides that equity awards “will generally vest in full over a period between three to five years subject to achievement of service and/or performance conditions”. Nevertheless, the shareholders expressed concern that the minimal vesting period of one year is too brief, and does not provide a sufficiently long period to incentivize performance by Stratasys’ executive officers.

Stratasys response: Stratasys never intended to shorten the full vesting of any award for executive officers to one year. Instead, Stratasys is proposing to lower the overall minimum vesting period for all types of equity awards (options, RSUs, PRSUs) for executive officers to three years. Previously, the Compensation Policy had a four-year vesting period for equity awards, but based on the advice of Stratasys’ compensation consultant, FW Cook, the minimum total vesting period was adjusted to three years.

The subject language in the proposed Compensation Policy setting a minimum one-year total vesting period was only intended to relate to annual equity grants to non-employee directors, for which a shorter, one-year vesting period is appropriate as a means to protect against potential director entrenchment. Each of Stratasys’ directors is subject to re-election by shareholders on an annual basis, which also helps to counter director entrenchment. Shareholder approval is anyway required under the Companies Law for non-employee director equity grants, and that approval was already obtained at the Company’s 2020 annual general meeting of shareholders, and will be sought once again at the Meeting for the equity grants included in the non-employee director compensation package, as part of the approval of Proposal 5).

In order to address the shareholders’ comment, Stratasys will change the text of the proposed Compensation Policy, in the manner set forth in Exhibit 99.1 to this Form 6-K, so that it is clear in the “Equity-Based Compensation— Equity grant determinations— Vesting of equity-based awards” section that the minimum vesting period for executive officers’ equity grants is a three year period. The modified text also clarifies that for non-employee director grants, the vesting period be the shorter of the director's term of office, or one year, unless otherwise approved by the Company’s shareholders from time to time under the Companies Law.

(b)	Limitations on Severance Payments—

Shareholder comment: Certain shareholders of Stratasys raised concerns regarding the severance payment components in the “Retirement and Severance Arrangements” section of the proposed Compensation Policy (which components had appeared in Stratasys’ existing Compensation Policy as well), causing those shareholders to oppose the Compensation Policy in its proposed formulation. Those concerns included:

●	the uncapped severance component under the proposed Compensation Policy calculates severance at a rate that is twice the rate at which severance accrues under the statutorily-provided severance under Israeli law;

●	the additional potential substantial non-statutory severance benefits may exceed 24 monthly salaries of a terminated/terminating executive officer, which would therefore go beyond the limits favored by shareholder advisory groups; and

●	the Company may pay substantial additional severance upon termination of an executive in connection with a change-in-control, as well as severance-like payments in other particular circumstances, such as for non-compete payments and one-time discretionary grants of severance, each of which could potentially further increase the total severance payable to a terminating executive in a substantial manner.

Stratasys response: Stratasys has considered the concerns expressed by its shareholders and is willing to limit the total severance payments that may potentially be payable to a single terminating/terminated officer in a manner that will be in keeping with the limits favored by shareholder advisory groups. In particular, as reflected in the updated version of the proposed Compensation Policy attached as Exhibit 99.1 to this Form 6-K, Stratasys will add an overall limitation to its potential severance payments to a single terminating/terminated executive officer so that any payments that are paid as “Severance Payments”, “Non-compete payments”, “Change of control payments” or “Discretionary payments” will not, in the aggregate, exceed the product of twenty-four (24) and the executive officer's last monthly base salary, thereby conforming to the suggested limits.

In keeping with customary practice, severance amounts that have already been accrued by Stratasys over the course of an executive’s employment pursuant to Israeli statutorily-provided accruals and that are released to the executive upon termination will be excluded in determining whether that twenty-four month limit has been reached.

(c)	Text of Modified Proposed Resolution for Proposal 4

In light of the foregoing changes to the proposed Compensation Policy that will be brought before the Meeting for approval, the text of the resolution to be presented for approval at the Meeting pursuant to Proposal 4 will be modified slightly from what appeared in the Proxy Statement, and will read as follows:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, dated November 23, 2021, in the form attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 15, 2021, and as described in “Supplement to Proxy Statement for 2021 Annual General Shareholder Meeting— Modification to Compensation Policy (Proposal 4)” in the foregoing supplemental Form 6-K, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved in all respects.”

Supplemental Peer Company Disclosure

The Company received inquiries from its shareholders as to the composition of the group of peer companies that support the Company’s compensation practices and policies recommended by the Company’s compensation consultant, FW Cook, including the proposed non-employee director compensation package described in Proposal 5 of the Proxy Statement, which referenced a group of 20 U.S.-listed peer companies.

In order to enhance the transparency of the Company’s compensation program and policies, including the basis upon which it has been formulated, the Company has provided below the identities of the companies constituting the Company’s peer company group, as composed by the Company’s compensation consultant, FW Cook:

3D Systems Corporation

ADTRAN, Inc.

Avid Technology, Inc.

Axon Enterprise, Inc.

Cognex Corporation

CONMED Corporation

Digi International Inc.

FARO Technologies, Inc.

GoPro, Inc.

Harmonic Inc.

Kornit Digital Ltd.

Nova Ltd.

Novanta Inc.

Omnicell, Inc.

PAR Technology Corporation

Proto Labs, Inc.

Pure Storage, Inc.

Ribbon Communications Inc.

Varonis Systems, Inc.

Zuora, Inc.

Voting at Annual General Shareholder Meeting

Stratasys will not be sending out additional proxy materials in connection with the Meeting. Accordingly, if you have already voted or provided voting instructions to your broker, bank or other nominee with respect to Proposal 4 in connection with the Meeting, there is nothing further that you need to in order to have your ordinary shares voted on Proposal 4 at the Meeting. If you have not yet voted or provided voting instructions, you may do so with respect to Proposal 4 only— either “FOR,” “AGAINST” or “ABSTAIN”—by following any one of the same procedures described in the Proxy Statement. If you have already voted or provided voting instructions concerning Proposal 4 and you wish to alter your vote or voting instructions (either in favor or against the proposal) in light of the modified Compensation Policy, please follow the instructions for doing so described in the Proxy Statement.

More specifically, if you are a shareholder of record and have submitted a proxy card, you can change your vote on Proposal 4 by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our CCO and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Broadridge must receive any such revocation of proxy by 11:59 a.m. U.S. Eastern Time, on October 3, 2018, for it to be effective. In the alternative, you may also revoke your previous proxy before it is voted by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your ordinary shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the reconvened Meeting and voting in person.

If you have any questions or require any assistance in modifying your vote on Proposal 4, please contact our proxy solicitor, Morrow Sodali, at (212) 300-2473, or via email to p.schulman@morrowsodali.com.

The contents of this Form 6-K (including Exhibit 99.1 hereto) are incorporated by reference in the Company’s registration statements on Form F-3, SEC file numbers 333-251938 and 333-253780, filed with the SEC on January 7, 2021 and March 2, 2021, respectively, and Form S-8, SEC file numbers 333-190963, 333-236880 and 333-253694, filed with the SEC on September 3, 2013, March 4, 2020, and March 1, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Attached as Exhibit 99.1 to this Form 6-K is the updated text of the proposed Compensation Policy that is being renewed and updated pursuant to Proposal 4 at the Meeting (which text reflects the modifications described in this Supplement to the Proxy Statement for the Meeting). The text of the proposed Compensation Policy is marked cumulatively against the existing version of the Compensation Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 16, 2021	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Proposed Stratasys Ltd. Compensation Policy for Executive Officers and Directors, as to be re-adopted by shareholders on November 23, 2021

6